                  SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C.  20549





                           FORM  11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 1998





               THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                       (Full title of the Plan)










                           BP Amoco p.l.c.
                           BRITANNIC HOUSE
                          1 FINSBURY CIRCUS
                       LONDON EC2M 7BA, ENGLAND

        (Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office)

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN


                       TABLE OF CONTENTS





                                                          Page

Report of Independent Auditors                              1

Financial Statements:

  Statement of Net Assets Available for Plan Benefits as
    of December 31, 1998 and 1997                            2

  Statement of Changes in Net Assets Available for Plan
    Benefits for the years ended December 31, 1998 and 1997  3

  Notes to Financial Statements                              4

Signature                                                   22

Exhibit 23 - Consent of Independent Auditors                24

                    Report of Independent Auditors

Plan Administrator
The BP America Partnership Savings Plan
Cleveland, Ohio


We have audited the accompanying statements of net assets available for plan benefits of The BP America Partnership Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.


                                   ERNST & YOUNG LLP


June 18, 1999

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN

       Statement of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997

                        ($ in thousands)


                                                 December 31,
                                               1998        1997

Value of Interest in Master Trust (Note J)  $  13,924   $ 11,990

Net Assets Available for Plan Benefits      $  13,924   $ 11,990




















 The accompanying notes are an integral part of these financial statements.

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN

 Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1998 and 1997

                        ($ in thousands)


                                                 Year Ended
                                                December 31,
                                               1998      1997

Changes in Value of Interest in Master Trust (Note J):
Additions:
Contributions:
Employer Contributions                       $    550   $    528
Participant Contributions                       1,437      1,397
Investment Income                                 719        870
Net Realized and Unrealized Gain on Investments 1,163        863
   Total Additions                              3,869      3,658

Deductions:
Participant Withdrawals                        (1,784)    (1,567)
   Total Deductions                            (1,784)    (1,567)

Transfer (To) From Other Plans                   (151)         1

Increase                                        1,934      2,092

Net Assets Available for Plan Benefits at
  Beginning of Year                            11,990      9,898

Net Assets Available for Plan Benefits at
  End of Year                                $ 13,924   $ 11,990






 The accompanying notes are an integral part of these financial statements.

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                  Notes to Financial Statements
                        December 31, 1998

NOTE A - DESCRIPTION OF PLAN

The following description of The BP America Partnership Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General Provisions. BP Amoco p.l.c. was created on December 31, 1998 by the merger of Amoco Corporation and The British Petroleum Company p.l.c. (BP). Following this merger, BP was renamed BP Amoco p.l.c. (BP Amoco). BP America Inc. (the Company) is an indirect wholly owned subsidiary of BP Amoco. The merger did not change the vesting or benefit provisions which were applicable to the participants prior to the merger. The Plan became effective April 1, 1988.

The Plan is a defined contribution plan, which is subject to and complies with the Employee Retirement Income Security Act of 1974, as amended (ERISA). Plan assets are held in a trust under the terms and provisions of the Savings Plan Master Trust Agreement between the Company and Bankers Trust Company (the Trustee). The Company is the
Plan   sponsor  and  an  officer  of  the  Company  serves   as   Plan
Administrator. Metropolitan Life Insurance Company is the Plan record-keeper. Effective February 1, 1999, Fidelity Management Trust Company will become the Plan's trustee and Fidelity Investments Institutional Services Company, Inc. will become the Plan's record-keeper.

The Company may amend or terminate the Plan at any time. Upon any termination of the Plan, the participating employees are 100 percent vested in both their own and the Company's matching contributions included in the employees' accounts at the time of termination.

Eligibility. Employees of the ProCare division and Managers and Assistant Managers of Company-operated service stations are eligible to participate in the Plan. Employees become eligible to participate after (i) attaining age 21, and (ii) the completion of a twelve-month period, ending on their first anniversary of employment or any subsequent plan year, in which they have completed 1,000 or more hours of service in accordance with the requirements of ERISA. Fee-for-service workers and independent contractors are ineligible to participate in the Plan.

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                  Notes to Financial Statements
                        December 31, 1998

NOTE A - DESCRIPTION OF PLAN (continued)

Contributions. Participants may contribute to the Plan on a before-tax basis or an after-tax basis up to 16% of base pay, subject to legal restrictions. Participants may elect any of the following investment funds: (i) BP ADS Fund, (ii) Vanguard Windsor Fund,
(iii) Vanguard Growth and Income Fund, (iv) Income Fund, (v) INVESCO Total Return Fund, (vi) Fidelity Blue Chip Growth Fund, (vii)
J. P. Morgan Institutional International Equity Fund, (viii) Vanguard Small-Cap Index Fund, and (ix) Vanguard/Wellesley Income Fund. Participant contributions are remitted semi-monthly to the Trustee and are credited to the participant's account. Participants may change the percentage they contribute and the investment direction of their contributions throughout the year.

The Company contributes quarterly to the Plan an amount equal to fifty percent of each participant's contribution up to 6% of base pay. Company contributions are made in investments which follow the participant investment direction.

Forfeitures of employer contributions by participants who withdrew from the Plan before vesting amounted to $26,643 in 1998 and $13,281 in 1997. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company contributions.

Investment Transfers. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. There are no restrictions on the number of transactions a participant may authorize during the Plan year.

Vesting. For employees electing to participate in the Plan prior to July 1, 1991, vesting in the Company contributions occurs after the earlier of 4 years of Plan participation or 5 years of continuous employment with the Company. For employees joining the Plan on or after July 1, 1991, vesting generally occurs after 5 years of continuous employment with the Company. Employees automatically are fully vested at death, at age 65, if declared mentally incompetent, or if permanently and totally disabled. Employees hired before January 1, 1993, are always completely vested in all earnings pertaining to their account, including those on the Company match. However, employees hired after December 31, 1992, who terminate prior to vesting, forfeit the Company match as well as earnings thereon.

Loans.  The Plan does not provide for loans to participants.

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                  Notes to Financial Statements
                        December 31, 1998

NOTE A - DESCRIPTION OF PLAN (concluded)

Withdrawals. Active Plan participants may receive, for any reason, in-service withdrawals of their after-tax contributions, associated earnings and, if they are vested, all related Company contributions and earnings thereon. Withdrawals of before-tax contributions and the
pre-1988   earnings   thereon,  are  generally  available   only   for
participants if at least 59 1/2, if totally and permanently disabled or in the case of approved financial hardship. Withdrawals may be
received  in  cash  or  in  kind,  except  hardship  withdrawals   and
withdrawals from the J.P. Morgan Institutional International Equity Fund which can only be paid in cash.

Retirement and Termination of Employment. Upon termination of active participation by reason of retirement or other termination of employment, distribution of the vested account balance may generally be made at the participant's election in one of the following forms:

     a)  immediate or postponed lump sum, or
     b)  monthly installment payments

NOTE B - PLAN AMENDMENTS

During 1997, two new investment funds were made available to Plan participants and two funds were renamed. Additionally, the Plan was amended to clarify the calculation of matching contributions and the restoration of account balances upon reemployment.

NOTE C - ACCOUNTING POLICIES

General.   The  financial statements of the Plan are prepared  on  the accrual basis of accounting in accordance with generally accepted accounting principles (GAAP).

Use of Estimates. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amount of net assets. Actual results could differ from the estimates and assumptions used.

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                  Notes to Financial Statements
                        December 31, 1998

NOTE C - ACCOUNTING POLICIES (concluded)

Investment Valuation. Investments are valued at quoted market prices, if available. Investments in guaranteed investment contracts, owned by the Master Trust, including the Plan's share of such contracts held in the Income Fund, are valued at fair value because the contracts are not fully benefit responsive as there is a severe penalty for early withdrawal. Investments in managed portfolios, collateralized mortgage obligations, and other government obligations held in the Income Fund are carried at market value, adjusted to reflect, if applicable, amounts that would become due or payable under agreements with financial institutions should the underlying securities be sold prior to maturity. Other investments for which no quoted market prices are available are valued at fair value as determined by the Bankers Trust Company based on the advice of its investment consultants. Realized gains or losses on security transactions are determined on the trade date by the difference between proceeds received and average cost of the investment. Premiums and discounts are amortized over the life of the securities.

Plan  Expenses.   Administrative expenses are primarily  paid  by  the
Company; investment processing fees are paid by affected participants from Plan assets.

NOTE D - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                   ($ in thousands)
                                                                    December 31, 1998
Net assets available for plan benefits per the financial statements     $13,924
Amounts allocated to withdrawing participants                               (40)
Net assets available for plan benefits per the Form 5500                $13,884

The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

                                                         Year ended
                                                     December 31, 1998
Participant withdrawals per the financial statements      $1,784
Amounts allocated to withdrawing participants                 40
Participant withdrawals per the Form 5500                 $1,824

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                  Notes to Financial Statements
                        December 31, 1998

NOTE E - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 5, 1996, that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (the Code) and that the Trust is tax exempt under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the Code.

NOTE F - INCOME FUND

The Income Fund (formerly the Fixed Income Fund) invests primarily with managed portfolio companies and insurance companies in contracts where the repayment of principal and payment of interest at a fixed rate for a fixed period of time are backed by the financial strength of such financial institutions. The Plan intends to hold these contracts to maturity. The Income Fund does not purchase on margin or leverage investments, which limits potential losses to the investments themselves. The Income Fund also invests in U.S. Government-backed agency obligations or in contracts backed by such obligations.

The managed portfolio companies invest in mortgage-backed obligations, money market instruments, corporate bonds, assets-backed securities, private placement bonds, fixed income securities, non-convertible preferred stock, futures and options, government notes and bonds, and foreign corporate and government bonds. The investment contracts contain investment-type concentration guidelines and quality guidelines based on the market value of the portfolio.

The Plan's relative interest in the contracts with managed portfolio companies and insurance companies represents the maximum potential credit losses from concentrations of credit risk associated with its investment in the Income Fund.

In order to assure the realization of the carrying amount of collateralized mortgage obligations, should the securities be sold prior to maturity, the Income Fund enters into agreements with financial institutions, under the terms of which, in certain situations, upon the sale of the securities, the Income Fund would receive the carrying amount of the securities with any difference between such carrying amount and the sales proceeds charged or credited to the account of the financial institution. At December 31, 1998 and 1997, the Plan's relative interest in amounts that would be received by the Income Fund from such financial institutions amounted to $110,000 and $330,000, respectively.

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                  Notes to Financial Statements
                        December 31, 1998

NOTE F - INCOME FUND (continued)

Certain other employee benefit plans of the Company participate in the Income Fund. Each plan's relative interest in the Income Fund and the related income and administrative expense is determined on a basis proportionate to each plan's past contributions adjusted to reflect distributions, transfers and prior investment earnings. The Plan's share of the Income Fund was 0.5% at December 31, 1998 and 0.5% at December 31, 1997.

Participants' accounts earn a blended rate, or weighted average, of all of the investments held in the Income Fund. Identified below are the Income Fund investments as of December 31, 1998 and 1997:

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                  Notes to Financial Statements
                        December 31, 1998

NOTE F - INCOME FUND (continued)


                                            Effective Annual    % of  Income Fund
                                              Interest Rate        Net Assets       Maturity
                                            (Net of Expenses)     at 12/31/98          Date
Managed Portfolio:
Pacific Investment Management Co.               7.02                  28                  (1)
J P Morgan Investment Management Co.            7.02                  18                  (2)
STW                                             6.42                  12                  (1)
Loomis Sayles                                   8.45                  20                  (1)
                                                                      78
Guaranteed Investment Contracts:
Aetna Life Insurance Co.                        9.48                   4                  6/15/99
Monumental Life Insurance Co.                   6.75                   2                 12/15/01
John Hancock Mutual Life Insurance Co.          8.36                   3                  6/30/99
New York Life Insurance Co.                     9.48                   2                 11/28/99
Prudential Insurance Co.                        9.70                   3                 12/15/99
                                                                      14
Collateralized Mortgage Obligations:
Federal Home Loan Mortgage Corp. (1393 C)       6.00                   -                  (3)
Federal Home Loan Mortgage Corp. (1423 C)       6.60                   1                  (3)
Federal Home Loan Mortgage Corp. (1494 PE)      5.70                   1                  (3)
Federal National Mortgage Association (197 A)   6.50                   -                  (3)
                                                                       2
Other Government Obligations:
Federal Home Loan Mortgage Corp.                7.67                   1                  5/24/99
Federal Home Loan Mortgage Corp.                7.69                   1                  6/16/99
Federal National Mortgage Association           8.06                   1                  6/21/99
Federal National Mortgage Association           7.39                   -                  5/22/01
                                                                       3
Interest Bearing Cash:
B T Pyramid Directed Cash Fund                                         3

                                                                     100

<F1>
(1) Requires 30 day notice to terminate.
<F2>
(2) Requires 60 day notice to terminate.
<F3>
(3) Sold in January, 1999.

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                  Notes to Financial Statements
                        December 31, 1998

NOTE F - INCOME FUND (concluded)



                                           Effective Annual   % of Income Fund
                                              Interest Rate       Net Assets      Maturity
                                           (Net of Expenses)     at 12/31/97       Date
Managed Portfolio:
Pacific Investment Management Co.                7.64              16               (1)
J P Morgan Investment Management Co.             7.94              17               (2)
STW                                              6.30              10               (1)
Loomis Sayles                                    8.16              15               (1)
                                                                   58
Guaranteed Investment Contracts:
Aetna Life Insurance Co.                         9.48               8              6/15/99
Commonwealth Life Insurance Co.                  6.75               2             12/15/01
John Hancock Mutual Life Insurance Co.           8.36               2              6/30/99
Massachusetts Mutual Life Insurance Co.          9.65               4              7/14/98
New York Life Insurance Co.                      9.48               5             11/28/99
Prudential Insurance Co.                         9.70               6             12/15/99
                                                                   27
Collateralized Mortgage Obligations:
Federal Home Loan Mortgage Corp. (1206 F)        6.05               1              9/15/98
Federal Home Loan Mortgage Corp. (1195 DZ)       6.63               1             10/15/98
Federal Home Loan Mortgage Corp. (1213 G)        5.96               1             11/15/98
Federal Home Loan Mortgage Corp. (1393 C)        5.39               1              6/15/99
Federal Home Loan Mortgage Corp. (1423 C)        6.81               1              9/15/99
Federal Home Loan Mortgage Corp. (1494 PE)       5.99               1             11/15/99
Federal National Mortgage Association (197 A)    7.36               1              2/25/02
                                                                    7
Other Government Obligations:
Federal Home Loan Mortgage Corp.                 7.25               1               6/8/98
Federal Home Loan Mortgage Corp.                 7.63               1              5/24/99
Federal National Mortgage Association            7.62               1              6/16/99
Federal National Mortgage Association            8.04               1              6/21/99
Federal Home Loan Mortgage Corp.                 7.39               1              5/22/01
                                                                    5
Interest Bearing Cash:
B T Pyramid Directed Cash Fund                                      3
                                                                  100

<F1>
(1)  Requires 30 day notice to terminate.
<F2>
(2)  Requires 60 day notice to terminate.

                                 11

             THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                  Notes to Financial Statements
                        December 31, 1998

NOTE G - VANGUARD SMALL-CAP INDEX FUND

Effective July 1, 1997, the Vanguard Small-Cap Index Fund (formerly the Vanguard Index Trust/Small Capitalization Stock Fund) became available to participants. The Vanguard Small-Cap Index Fund attempts to provide investment results that parallel the performance of the unmanaged Russell 2000 Small Stock Index, from a portfolio of small capitalization common stocks.

NOTE H - VANGUARD/WELLESLEY INCOME FUND

Effective July 1, 1997, the Vanguard/Wellesley Income Fund became available to participants. The Vanguard/Wellesley Income Fund seeks to provide as much current income as is consistent with reasonable risk with the potential for moderate growth of capital by investing in bonds and dividend-paying common stocks.

NOTE I - VANGUARD GROWTH AND INCOME FUND

Effective July 1, 1997, the Vanguard Quantitative Mutual Fund was renamed the Vanguard Growth and Income Fund.

NOTE J - MASTER TRUST

For the years ended December 31, 1998 and 1997, Bankers Trust Company held all investment assets of the Plan in the Master Trust with the assets of other plans of the Company. The beneficial interest of the Plans in the Master Trust is adjusted monthly to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions during each month. The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

As of December 31, 1998 and 1997, the Plan's percentage interests in the Master Trust were 0.7% and 0.6%, respectively. The net assets of the Master Trust as of December 31, 1998 and 1997, and changes in net assets of the Master Trust for the years then ended, are as follows:

                                         THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                                               Notes to Financial Statements
                                                    December 31, 1998

NOTE J - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 31, 1998
($ in thousands)
                                                                                 Vanguard
                                                                 ----------------------------------------
                                                                           Growth &  Small-Cap             Total  Blue Chip
                                                        BP ADS   Windsor   Income    Index      Wellesley  Return  Growth
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
  BP Amoco p.l.c. ordinary shares -- 3,538,829 shares
  of American Depositary Shares (BP ADS);
  market value of $90.75 per ADS                        $321,149

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
  Vanguard Windsor Fund -- 18,943,556 shares;
  market value of $15.57 per share                               $294,951


  Vanguard Growth & Income Fund -- 6,949,547 shares;
  market  value of $30.76 per share                                          $213,768

  Vanguard Small-Cap Index Fund -- 468,647 shares;
  market value of $21.20 per share                                                    $ 9,935

  Vanguard/Wellesley Income Fund -- 398,534 shares;
  market value of $22.12 per share                                                               $8,816

  INVESCO Total Return Fund -- 1,153,630 shares;
  market value of $31.36 per share                                                                         $36,178

  Fidelity Blue Chip Growth Fund -- 1,798,273 shares;
  market value of $50.39 per share                                                                                 $90,615

  J.P. Morgan Institutional International Equity Fund --
  1,238,244 shares; market value of $11.87 per share

  Income Fund

LOANS TO PLAN PARTICIPANTS

OTHER NET TRUST ASSETS:
  Other assets                                             2,487      521       638        34        27        350     396
  Dividends and interest receivable                        2,367      571       430       182        43         83     219
  Contributions receivable                                 4,546       50        47                   1          5      16
  Operating payables                                      (2,269)    (429)     (876)      (53)      (66)      (158)   (604)
                                              TOTAL     $328,280 $295,664  $214,007   $10,098    $8,821    $36,458 $90,642

THE BP AMERICA PARTNERSHIP SAVINGS PLAN:
Participating interest                                    $4,060     $281    $3,524       $70       $72       $306    $812
Percentage of Master Trust                                  1.2%     0.1%      1.6%      0.7%      0.8%       0.9%    0.9%

                                                                    13

                                        THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                                                Notes to Financial Statements
                                                    December 31, 1998

NOTE J - MASTER TRUST (continued)

 Statement of Net Assets Available for Plan Benefits as of December 31, 1998 (concluded)
($ in thousands)

                                                         J.P.                   Loan
                                                        Morgan     Income       Fund        Total           Cost
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
  BP Amoco p.l.c. ordinary shares -- 3,538,829 shares
  of American Depositary Shares (BP ADS);
  market value of $90.75 per ADS                                                           $  321,149    $ 218,906

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
  Vanguard Windsor Fund -- 18,943,556 shares;
  market value of $15.57 per share                                                            294,951      289,066

  Vanguard Growth & Income Fund -- 6,949,547 shares;
  market  value of $30.76 per share                                                           213,768      158,153

  Vanguard Small-Cap Index Fund -- 468,647 shares;
   market value of $21.20 per share                                                             9,935       10,818

  Vanguard/Wellesley Income Fund -- 398,534 shares;
   market value of $22.12 per share                                                             8,816        8,926

  INVESCO Total Return Fund -- 1,153,630 shares;
  market value of $31.36 per share                                                             36,178        29,592

  Fidelity Blue Chip Growth Fund -- 1,798,273 shares;
  market value of $50.39 per share                                                             90,615        69,883

  J.P. Morgan Institutional International Equity Fund --
  1,238,244 shares; market value of $11.87 per share   $14,698                                 14,698        14,142

  Income Fund                                                    $1,024,793                 1,024,793     1,024,793

LOANS TO PLAN PARTICIPANTS                                                     $14,322         14,322        14,322

OTHER NET TRUST ASSETS:
  Other assets                                              78           10                     4,541         4,538
  Dividends and interest receivable                          9        7,899                    11,803        11,803
  Contributions receivable                                   2          143                     4,810         4,810
  Operating payables                                       (80)      (5,762)                  (10,297)      (10,297)
                              TOTAL                    $14,707   $1,027,083    $14,322     $2,040,082    $1,849,455

THE BP AMERICA PARTNERSHIP SAVINGS PLAN:
  Participating interest                                  $131       $4,668         $0        $13,924       $11,816
  Percentage of Master Trust                              0.9%         0.5%       0.0%           0.7%          0.6%

                                                            14

                                         THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                                                Notes to Financial Statements
                                                        December 31, 1998

NOTE J - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1998
($ in thousands)

                                                                          Vanguard
                                                     ----------------------------------------------------
                                                                   Growth &        Small-Cap                  Total       Blue Chip
                                        BP ADS       Windsor       Income          Index        Wellesley     Return      Growth
ADDITIONS:
  Contributions and loan activity:
      Employer contributions            $ 18,559     $    329      $    258        $     2      $     4       $    20     $    58
      Participant contributions            4,531        7,677         5,795            521          293         1,650       3,373
      Loans to participants
      Loan reinvestments                     848        1,797         1,060             61           35           265         558
  Investment income                       10,616       26,373        10,813            789          730         1,834       3,198
  Interest income on participant loans
  Net realized and unrealized gains
    (losses) on investments               45,758      (24,925)       29,861         (1,219)         (43)        2,633      17,126
                      Total additions     80,312       11,251        47,787            154        1,019         6,402      24,313

DEDUCTIONS:
  Participant withdrawals                (14,821)     (20,666)       (9,767)          (490)        (128)       (1,696)     (2,350)
  Loan payouts to participants            (1,096)      (1,096)         (663)           (28)         (17)         (127)       (260)
  Loan repayments
                     Total deductions    (15,917)     (21,762)      (10,430)          (518)        (145)       (1,823)     (2,610)

TRANSFER TO OTHER PLANS                   (2,459)     (15,358)      (10,134)          (201)        (348)         (519)     (2,850)
NET TRANSFER BETWEEN FUNDS               (39,915)     (46,648)       20,410          2,573        4,726          (219)     23,673

INCREASE (DECREASE)                       22,021      (72,517)       47,633          2,008        5,252         3,841      42,526

Net Assets Available for Plan
  Benefits at Beginning of Year          306,259      368,181       166,374          8,090        3,569        32,617      48,116

Net Assets Available for Plan
  Benefits at End of Year               $328,280     $295,664      $214,007        $10,098      $ 8,821       $36,458     $90,642


                                        THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                                               Notes to Financial Statements
                                                     December 31, 1998

NOTE J - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1998 (concluded)
($ in thousands)

                                                   U.S.
                                        J.P.       Savings                  Loan                        (a)
                                        Morgan     Bond      Income         Fund        Total           BPA PSP
ADDITIONS:
  Contributions and loan activity:
      Employer contributions             $   11    $   1      $     702                    $19,944       $  550
      Participant contributions             967        4         26,999                     51,810        1,437
      Loans to participants                                                 $ 5,839          5,839
      Loan reinvestments                    118        1          3,662                      8,405
  Investment income                         433                  75,815                    130,601          719
  Interest income on participant loans                                        1,298          1,298
  Net realized and unrealized gains
    (losses) on investments               1,214       11            797                     71,213        1,163
          Total additions                 2,743       17        107,975       7,137        289,110        3,869

DEDUCTIONS:
  Participant withdrawals                  (411)      (1)       (76,436)       (877)      (127,643)      (1,784)
  Loan payouts to participants              (42)                 (2,510)                    (5,839)
  Loan repayments                                                            (8,404)        (8,404)
          Total deductions                 (453)      (1)       (78,946)     (9,281)      (141,886)      (1,784)

TRANSFER TO OTHER PLANS                    (193)                (32,721)                   (64,783)        (151)
NET TRANSFER BETWEEN FUNDS                 (773)    (134)        36,307

INCREASE (DECREASE)                       1,324     (118)        32,615      (2,144)        82,441        1,934

Net Assets Available for Plan
  Benefits at Beginning of Year          13,383      118        994,468      16,466      1,957,641       11,990

Net Assets Available for Plan
  Benefits at End of Year               $14,707     $  0     $1,027,083     $14,322     $2,040,082      $13,924

<F1>
(a) The BP America Partnership Savings Plan participating interest.

                                         THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                                               Notes to Financial Statements
                                                     December 31, 1998

NOTE J - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 31, 1997
($ in thousands)

                                                                               Vanguard
                                                                   -----------------------------------------
                                                                             Growth &   Small-Cap                Total    Blue Chip
                                                         BP ADS    Windsor   Income      Index     Wellesley      Return   Growth
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
  BP Amoco p.l.c. ordinary shares -- 3,740,768 shares
  of American Depositary Shares (BP ADS);
  market value of $79.688 per ADR   (a)                $298,094

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
  Vanguard Windsor Fund -- 21,661,253 shares;
  market value of $16.98 per share                                $367,808

  Vanguard Growth & Income Fund -- 6,344,249 shares;
  market  value of $26.19 per share                                         $166,156

  Vanguard Small-Cap Index Fund --  340,266 shares;
   market value of $23.75 per share                                                    $8,081

  Vanguard/Wellesley Income Fund -- 163,231 shares;
   market value of $21.86 per share                                                                 $3,568

  INVESCO Total Return Fund -- 1,117,725 shares;
  market value of $29.09 per share                                                                               $32,515

  Fidelity Blue Chip Growth Fund -- 1,216,112 shares;
  market value of $39.46 per share                                                                                          $47,988

  J.P. Morgan Institutional International Equity Fund--
    1,235,259 shares; market value of $10.77 per share

  U. S. Savings Bond Fund

  Income Fund

LOANS TO PLAN PARTICIPANTS

OTHER NET TRUST ASSETS:
  Other assets                                              824        698       981      148           82           274        394
  Dividends and interest receivable                       3,692        189        89        6            0            82         87
  Contributions receivable                                4,344        106        67        0            1             5          9
  Operating payables                                       (695)      (620)     (919)    (145)         (82)         (259)      (362)
 TOTAL                                                 $306,259   $368,181  $166,374   $8,090       $3,569       $32,617    $48,116

THE BP AMERICA PARTNERSHIP SAVINGS PLAN:
  Participating interest                                 $3,564       $301    $2,934       $1           $1          $260       $477
  Percentage of Master Trust                               1.2%       0.1%      1.8%     0.0%         0.0%          0.8%       1.0%

<F1>
(a)  On December 31, 1998, The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c.

                                                                    17

                                         THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                                              Notes to Financial Statements
                                                     December 31, 1998

NOTE J - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 31, 1997 (concluded)
($ in thousands)
                                                                   U.S.
                                                           J.P.   Savings                Loan
                                                          Morgan   Bond      Income      Fund      Total          Cost
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
  BP Amoco p.l.c. ordinary shares -- 3,740,768 shares
  of American Depositary Shares (BP ADS);
  market value of $79.688 per ADR   (a)                                                            $  298,094   $  197,144

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
  Vanguard Windsor Fund -- 21,661,253 shares;
  market value of $16.98 per share                                                                    367,808      327,323

  Vanguard Growth & Income Fund -- 6,344,249 shares;
  market  value of $26.19 per share                                                                   166,156      128,619

  Vanguard Small-Cap Index Fund --  340,266 shares;
   market value of $23.75 per share                                                                     8,081        8,264

  Vanguard/Wellesley Income Fund -- 163,231 shares;
   market value of $21.86 per share                                                                     3,568        3,612

  INVESCO Total Return Fund -- 1,117,725 shares;
  market value of $29.09 per share                                                                     32,515       26,496

  Fidelity Blue Chip Growth Fund -- 1,216,112 shares;
  market value of $39.46 per share                                                                     47,988       41,026

  J.P. Morgan Institutional International Equity Fund --
  1,235,259 shares; market value of $10.77 per share     $13,304                                       13,304       13,930

  U. S. Savings Bond Fund                                          $ 67                                    67           67

  Income Fund                                                              $993,233                   993,233      993,233

LOANS TO PLAN PARTICIPANTS                                                              $16,466        16,466       16,466

OTHER NET TRUST ASSETS:
  Other assets                                               152     50         446                     4,049        4,049
  Dividends and interest receivable                            5              6,207                    10,357       10,357
  Contributions receivable                                     2      1         203                     4,738        4,738
  Operating payables                                         (80)            (5,621)                   (8,783)      (8,783)
TOTAL                                                    $13,383   $118    $994,468     $16,466    $1,957,641   $1,766,541

THE BP AMERICA PARTNERSHIP SAVINGS PLAN:
  Participating interest                                     $85     $0      $4,367          $0       $11,990      $10,742
  Percentage of Master Trust                                0.6%   0.0%        0.5%        0.0%          0.6%         0.6%

<F1>
(a)  On December 31, 1998, The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c.

                                                              18

                                         THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                                               Notes to Financial Statements
                                                     December 31, 1998

NOTE J - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1997
($ in thousands)

                                                             Vanguard
                                               -----------------------------------------
                                                          Growth &   Small-Cap             Total    Blue Chip
                                     BP ADS    Windsor     Income      Index   Wellesley  Return     Growth
ADDITIONS:
  Contributions and loan activity:
      Employer contributions        $17,669   $    402   $   265               $      1   $    20   $     40
      Participant contributions       3,552      7,811     5,024     $    102         38    1,438      2,737
      Loans to participants
      Loan reinvestments                770      1,990     1,020           17          4      299        428
  Investment income                   9,306     58,584    20,190          410       266     1,378      2,297
  Interest income on participant loans
  Net realized and unrealized gains
    (losses) on investments          29,957      7,182    22,764           63        49     4,931      7,097
          Total additions            61,254     75,969    49,263          592       358     8,066     12,599

DEDUCTIONS:
  Participant withdrawals            (13,012)  (14,927)   (6,784)         (21)      (18)     (898)    (1,474)
  Loan payouts to participants        (1,098)   (1,620)     (926)          (1)      (16)     (191)      (240)
  Loan repayments
           Total deductions          (14,110)  (16,547)   (7,710)         (22)      (34)   (1,089)    (1,714)

TRANSFER TO OTHER PLANS               (1,920)   (3,878)   (1,745)                            (215)
NET TRANSFER BETWEEN FUNDS            33,216    10,085     6,837        7,520     3,245     1,690      5,285

INCREASE (DECREASE)                   78,440    65,629    46,645        8,090     3,569     8,452     16,170

Net Assets Available for Plan
  Benefits at Beginning of Year      227,819   302,552    119,729                          24,165     31,946

Net Assets Available for Plan
  Benefits at End of Year           $306,259  $368,181   $166,374      $8,090  $  3,569   $32,617   $ 48,116


                                        THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                                              Notes to Financial Statements
                                                    December 31, 1998

NOTE J - MASTER TRUST (concluded)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1997 (concluded)
($ in thousands)
                                                    U.S.
                                           J.P.    Savings                Loan                       (a)
                                          Morgan    Bond       Income     Fund        Total       BPA PSP
ADDITIONS:
  Contributions and loan activity:
      Employer contributions            $    8    $    4     $      855              $   19,264     $   528
      Participant contributions             931        5         27,741                  49,379       1,397
      Loans to participants                                                $ 7,611        7,611
      Loan reinvestments                    141        1          4,561                   9,231
  Investment income                         830        1         78,258                 171,520         870
  Interest income on participant loans                                       1,442        1,442
  Net realized and unrealized gains
    (losses) on investments                (686)      11         (2,345)                 69,023         863
          Total additions                 1,224       22        109,070      9,053      327,470       3,658

DEDUCTIONS:
  Participant withdrawals                  (392)     (59)       (78,659)    (1,469)    (117,713)     (1,567)
  Loan payouts to participants              (82)      (1)        (3,436)                 (7,611)
  Loan repayments                                                           (9,231)      (9,231)
            Total deductions               (474)     (60)       (82,095)   (10,700)    (134,555)     (1,567)

TRANSFER (TO) FROM OTHER PLANS                                   (5,700)      (369)     (13,827)          1
NET TRANSFER BETWEEN FUNDS                   (7)     (20)       (67,851)

INCREASE (DECREASE)                         743      (58)       (46,576)    (2,016)     179,088       2,092

Net Assets Available for Plan
  Benefits at Beginning of Yea           12,640      176      1,041,044     18,482    1,778,553       9,898

Net Assets Available for Plan
  Benefits at End of Year               $13,383   $  118     $  994,468   $ 16,466   $1,957,641    $ 11,990

<F1>
(a) The BP America Partnership Savings Plan participating interest.

                           THE BP AMERICA PARTNERSHIP SAVINGS PLAN

                                  Notes to Financial Statements
                                        December 31, 1998

NOTE K - YEAR 2000 (UNAUDITED)

The Year 2000 issue, which stems from computer programs written using two digits rather than four to define the applicable year, could result in processing faults on the change of the century, producing a wide range of consequences.

The Plan relies on some Company systems for certain aspects of its operation. The Company has conducted a risk-based review of its computer systems and computer-controlled processes to identify those which could be affected and developed an implementation plan to test and remediate the faults. The Company is replacing or repairing the affected systems, in close collaboration with system suppliers. All business-critical work is due to be completed by June, 1999.

The Company and the Plan are also exposed, to an unquantifiable degree, to the failure of third party service providers to deal with their Year 2000 exposures; the Company is taking all practical steps to mitigate the effect.

            THE BP AMERICA PARTNERSHIP SAVINGS PLAN


                           Signature








The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.











                              The BP America Partnership Savings Plan





Date   June 18, 1999          /s/ Robert F. Shockey
                              by:  Robert F. Shockey
                              Manager, Compensation & Benefits

            THE BP AMERICA PARTNERSHIP SAVINGS PLAN




                            Exhibits









Exhibit No.                                    Description


    23                                   Consent of Independent Auditors